

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2017

Carissa L. Rodeheaver
Chief Executive Officer
First United Corporation
19 South Second Street
Oakland, Maryland 21550

> **Re:** **First United Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 000-14237**

Dear Mrs. Rodeheaver:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief